Mail Stop 7010

            October 3, 2005

Mr. Mark G. Meikle
Vice President, Finance and Chief Financial Officer
Roanoke Electric Steel Corporation
P.O. Box 13948
Roanoke, Virginia 24038-3948

	RE:	Form 10-K for fiscal year ended October 31, 2004
Forms 10-Q for the periods ended January 31, April 30 and July 31,
2005
		File No. 0-2389

Dear Mr. Meikle:

		We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended October 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings as appropriate.

Exhibit 13 - 2004 Annual Report

Financial Statements, page 10

Note 3 - Properties and Depreciation, page 17

2. The ranges of useful lives for each category of your property, plant and equipment are very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Note 11 - Health Benefits and Postretirement Costs, page 22

3. You state on page ten of your January 31, 2005 Form 10-Q that you adopted the disclosure requirements of SFAS 132R on October 31, 2004.
However, the additional disclosures required by SFAS 132R are not included in this note. Please ensure your October 31, 2005 Form 10-K includes each of the disclosures required by SFAS 132R.

Contractual Obligations, page 30

4. Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt; and
(b) Estimated payments under derivative commodity instruments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 30

5. Please tell us what consideration you gave to including the estimates involved in your application of the percentage of completion revenue recognition method as a critical accounting estimate.

Form 10-Q for the Quarter Ended July 31, 2005

Condensed Consolidated Statements of Earnings, page 2

6. In the second quarter of fiscal 2005 you began allocating a portion of your profit sharing expense to cost of sales. Please tell us more about the reasons for this change in presentation and the basis for including the expense in costs of sales.

Results of Operations, page 14

Cost of Sales and Gross Margins, page 14

7. In your Form 8-K filed September 8, 2005 you state that margin compression in the third quarter is the result of lower production levels for most of your facilities. Please provide more detailed discussion in your MD&A of the factors contributing to the margin compression. In addition, please discuss the anticipated effect of adopting SFAS 151 under the heading Recently Adopted and Recently Issued Accounting Pronouncements on page 31.

Item 4. Controls and Procedures, page 19

8. You indicate that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in reports you file under the Exchange Act, is accumulated and communicated to the Company`s management and is recorded, processed, summarized, and reported as specified in Securities and Exchange Commission rules and forms. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and
15d-15(e).

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-
3741
or, in his absence, me, at (202) 551-3769.


								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. Mark G. Meikle
Roanoke Electric Steel Corporation
October 3, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE